UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ironwood Pharmaceuticals, Inc.

File No. 333-163275 - CF# 29153

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Ironwood Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 20, 2009, as amended.

Based on representations by Ironwood Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through December 31, 2017
Exhibit 10.10	through December 31, 2017
Exhibit 10.11	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura S. Crotty
Special Counsel